Exhibit 99.1

NEURODERM Ltd.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel
February 1, 2017

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 2, 2017

Dear NeuroDerm Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of NeuroDerm Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Thursday, March 2, 2017, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

The Meeting is being called for the following purposes:

(1)	To approve an option grant and the payment of increased base salary to Dr. Oded Lieberman, our Chief Executive Officer;
(2)	To approve an option grant and the payment of increased director fee amounts to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company; and
(3)	To approve an option grant to Mr. Larry Ellberger, an independent director of the Company.

Each of the foregoing approvals is being sought pursuant to the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Tuesday, January 31, 2017are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. EST on March 1, 2017 to be validly included in the tally of ordinary shares voted at the Meeting. Alternatively, if you are a record holder of shares and are delivering or mailing your proxy to our offices in Israel (to the address given above), it must be received by 11:00 a.m., Israel time, on the date of the Meeting (March 2, 2017) to be validly included in the tally of ordinary shares voted. If you are a beneficial owner whose shares are held via a bank, broker, trustee or nominee (i.e., in “street name”), an earlier deadline may apply to receipt of your proxy, if indicated on the proxy card delivered to you by your bank, broker, trustee or nominee. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the Meeting. Shareholders whose ordinary shares in the Company are held in “street name” will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the Meeting (or to appoint a proxy to do so). An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.neuroderm.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Wednesday, February 8, 2017 at the registered office of the Company, 3 Pekeris St., Rabin Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-8-946-2729.

Sincerely,

/s/ Robert Taub

Robert Taub
Chairman of the Board of Directors

NEURODERM LTD.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel
+972-8-946-2729

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of NeuroDerm Ltd., to which we refer as NeuroDerm or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any postponements or adjournments thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, March 2, 2017, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being made available on or about Tuesday, February 7, 2017 to holders of NeuroDerm ordinary shares, par value NIS 0.01, or ordinary shares, as of the close of business on Tuesday, January 31, 2017, the record date for the Meeting. Formal notice of the Meeting was first published in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, and our Articles of Association, via a press release, which was issued on Thursday, January 26, 2017 and furnished as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K on Thursday, January 26, 2017.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, January 31, 2017, the record date for the Meeting (regardless of whether you currently hold ordinary shares of the Company). You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponement or adjournment thereof.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Approval of an option grant and the payment of increased base salary to Dr. Oded Lieberman, our Chief Executive Officer;
(2)	Approval of an option grant and the payment of increased director fee amounts to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company; and
(3)	Approval of an option grant to Mr. Larry Ellberger, an independent director of the Company.

Each of the foregoing approvals is being sought pursuant to the requirements of the Companies Law.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Tuesday, January 31, 2017. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 31, 2017, or which appear in the participant listing of a securities depository on that date.

Quorum

On the record date, Tuesday, January 31, 2017, we had 26,336,378 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on that date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting, the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” a proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	approval by a majority of the ordinary shares voted at the Meeting (excluding abstentions) that are held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal; or
•	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of that proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal 1.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 1; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposal 1, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 1. In order to confirm that you lack a conflict of interest in the approval of such proposal and in order to therefore be counted towards the special majority required for the approval of that proposal, you must check the box under Item 1A on the accompanying proxy card when you record your vote on Proposal 1.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the option grant to our Chief Executive Officer, you should not check the box under Item 1A on the enclosed proxy card and you should not vote on Proposal 1 via the proxy card. Instead, you should contact our Chief Financial Officer, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 1. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 1, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.neuroderm.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to roy@neuroderm.com or via fax to his attention at +972-8-946-1729. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel on the meeting date by 11 a.m. (Israel time), or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 p.m. EST on March 1, 2017.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a proxy card by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. All votes should be submitted by 11:59 p.m. EST on March 1, 2017 (or such earlier deadline as may be indicated on the proxy card) in order to be counted towards the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your proxy card, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the proposals for the Meeting will be treated as routine proposals, especially because our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to confirm in writing via Item 1A on the proxy card that you lack a conflict of interest in the approval of Proposal 1 (when voting on Proposal 1), or else (if you have such a conflict of interest) contact the Company for instructions as to how to submit your vote on Proposal 1. If you sign and return your proxy card, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company’s transfer agent, American Stock Transfer & Trust Company, by 11:59 p.m. EST on March 1, 2017, or at the Company’s Israeli offices by 11:00 a.m., Israel time on March 2, 2017, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 7, 2017. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.neuroderm.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2017 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days as of January 31, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 26,336,378 ordinary shares outstanding as of January 31, 2017.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. Unless otherwise noted below, each shareholder’s address is Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER		%
Principal Shareholders
Redmile Group, LLC (1)	1,589,261		6.0%
Scopia Capital Management LP and affiliates(2)	3,136,999		11.9%
Directors and Executive Officers
Oded S. Lieberman(3)	972,750		3.6%
Sheila Oren		*		*
Oron Yacoby-Zeevi		*		*
Roy Golan		*		*
Sharon Cohen-Vered		*		*
Revital Mandil-Levin		*		*
Tami Yardeni		*		*
Ziva Mesika		*		*
Eran Shor		*		*
Shmuel Cabilly(4)	2,629,650		10.0%
Larry Ellberger		*		*
Robert Taub(5)	3,232,890		12.3%
Uwe Wascher(6)	3,006,370		11.4%
Alla Felder		*		*
Jonathan Kalman		*		*
All directors and executive officers as a group (15 persons)	10,293,130		37.1%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Based on a Schedule 13G filed by Redmile Group, LLC, or Redmile, and Jeremy C. Green on February 16, 2016, Redmile has sole voting and sole dispositive power, and Mr. Green has shared voting and shared dispositive power, over such shares. These ordinary shares are owned by certain investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. for which Redmile serves as the general partner and/or investment manager. Jeremy Green, as the majority managing member and owner of Redmile, may be deemed to beneficially own securities owned by such investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. The principal business address of each of Redmile and Mr. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129.
(2)	Based on Schedule 13G, filed by Scopia Capital Management LP, Scopia Windmill Fund LP, Scopia Health Care International Master Fund LP, Matthew Sirovich and Jeremy Mindich on January 20, 2016, Scopia Capital Management LP and Matthew Sirovich have shared voting and dispositive power over 3,136,999 ordinary shares, Scopia Windmill Fund LP has shared voting and dispositive power over 1,876,411 ordinary shares, and Scopia Health Care International Master Fund LP has shared voting and dispositive power over 1,092,198 ordinary shares reported in the table above. Scopia Capital Management LP is an investment adviser. Matthew Sirovich and Jeremy Mindich are control persons of Scopia Capital Management LP. The principal business address of each reporting person is 152 West 57th Street, 33rd Floor, New York, NY 10019.
(3)	Consists of 972,750 ordinary shares issuable upon exercise of outstanding options which are currently exercisable or are exercisable within 60 days of January 31, 2017. Does not include any options that would become exercisable within 60 days of January 31, 2017 that are proposed to be granted pursuant to Proposal 1 at the Meeting.
(4)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.
(5)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015, includes 2,934,640 ordinary shares over which Mr. Taub has sole voting and dispositive power and 298,250 ordinary shares held by MINV SA (a company in which Mr. Taub owns over 99.9% of the outstanding shares) over which Mr. Taub has shared voting and dispositive power. The principal business office of Mr. Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.
(6)	Based on a Schedule 13G/A filed by Uwe Wascher on February 17, 2016. The principal business office of Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

PROPOSAL 1
GRANT OF OPTIONS AND INCREASED BASE SALARY
FOR OUR CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Dr. Oded Lieberman has served as our Chief Executive Officer since December 2007 and has been with the Company since December 2005, originally serving in the role of Active Chairman of the Board. During such time, Dr. Lieberman has been instrumental to our Company’s operational successes, including our achievement of the following recent milestones in 2016:

•	The completion, in December 2016, of patient enrollment in the first efficacy trial of ND0612H, our continuously administered subcutaneous levodopa/carbidopa solution. This 28-day multicenter, parallel-group, rater-blinded, randomized pilot Phase 2 trial (designated 006) investigated the efficacy, safety, tolerability and pharmacokinetics, or PK, of two dosing regimens of ND0612H (the high dose version of ND0612) and compared them to the baseline oral standard of care.
•	The End-of-Phase 2 meeting that we held with the U.S. Food and Drug Administration, or FDA, in October 2016, in which the FDA approved our pursuit of a comparative bioavailability regulatory path for our lead product candidate ND0612 based on comparative PK data, instead of requiring Phase 3 clinical efficacy trials.
•	The successful completion, in December 2016, of a pilot study (trial 101) in healthy subjects comparing the PK of ND0701, our proprietary continuous, subcutaneously delivered apomorphine liquid formulation, with commercial apomorphine (APOGO®). The study results demonstrated that ND0701 produced PK results that were comparable to those produced by the referenced drug, thereby enabling us to pursue a PK similarity regulatory development route in the European Union, or EU, for ND0701, and to initiate a follow-up comparison PK study in the first half of 2017, geared towards meetings with European regulatory authorities in the second half of 2017 to discuss development strategy.
•	The successful growth of our Company vis-à-vis its employees, including:
•	Our successful growth from our original employee base of three employees to our current employee base of 61 employees, with presence in the European Union and the U.S.
•	Our success at attracting high-quality senior executives and retaining high-quality, long-serving, key employees of the Company
•	Our ability to maintain a low turnover rate as well as the high motivation of our employees.

Dr. Lieberman was furthermore at the forefront of the successful completion of our follow-on public offering in December 2016, in which we raised $80.8 million of net proceeds.

In light of Dr. Lieberman’s achievements and contributions to our operational successes, our compensation committee and the Board (without the participation or vote of Dr. Lieberman) have approved, and have recommended that our shareholders approve, at the Meeting, a new option grant and increased base salary for Dr. Lieberman. In approving these compensatory measures (which are described below), the compensation committee and the Board (without the participation or vote of Dr. Lieberman) considered the factors enumerated in the Compensation Policy for our office holders (as defined in the Companies Law) that was adopted by our shareholders at a special general meeting of shareholders held in February 2015, or the Compensation Policy. They also considered compensation information for chief executive officers of peer companies who have backgrounds and experience levels that are comparable to those of Dr. Lieberman.

While acknowledging that the proposed option grant exceeds the size limit ordinarily permitted under the Compensation Policy, our compensation committee and the Board noted that the Compensation Policy permits us to exceed limits prescribed therein, “in certain circumstances, in order to attract unique talents that are considered by the Company as such.” Each of the compensation committee and the Board confirmed its view that Dr. Lieberman’s talents are unique in respect of our business, and worthy of exceeding the limit on the size of an option grant set by the Compensation Policy. They determined that the proposed option grant is furthermore warranted in the case of Dr. Lieberman on the basis of those factors that must be considered under the Companies Law under such circumstances. In particular, they considered the following:

(i)	advancement of the goals of the Company, its work plan and policies, based on a long-term view;
(ii)	creation of worthwhile incentives for Dr. Lieberman, after considering, among other things, the Company's risk management policy;
(iii)	the size of the Company and the nature of its activities;
(iv)	the contributions of Dr. Lieberman towards achievement of the Company's goals and maximizing its profitability, based on a long-term view and in keeping with his role as Chief Executive Officer;
(v)	the education, professional experience and expertise of Dr. Lieberman;
(vi)	Dr. Lieberman's function and responsibilities, and the agreements as to compensation previously reached with him;
(vii)	the relative cost to the Company of Dr. Lieberman’s compensation compared to that of other employees of the Company, in particular the average compensation, and the impact of the gap in pay on the work relations at the Company;
(viii)	the fact that the subject option grant’s value is based on performance of the Company over the long term, which may be measured via the Company’s share price;
(ix)	the relative amount of the variable and fixed components of Dr. Lieberman’s overall compensation; and

(x)	the proposed vesting period for the option grant, which creates long-term incentives for Dr. Lieberman's performance and closely ties the interests of Dr. Lieberman to those of the Company’s shareholders.

In light of the foregoing considerations, our compensation committee and the Board expressed the view that the proposed option grant is an appropriate means to incentivize further success on the part of Dr. Lieberman and our Company’s employees as a whole.

Pursuant to the proposed option grant, Dr. Lieberman would receive options to purchase 673,406 of our ordinary shares, at an exercise price of $21.75 per share, which equals the average closing price of our ordinary shares for the 30 trading days preceding January 25, 2017, the date on which the proposed grant was approved by our Board. If the grant is approved, the options will vest over a four-year period, in 16 quarterly installments (at the end of each three-month period, the first of which will commence on January 25, 2017).

Notwithstanding the foregoing vesting schedule, the entire option grant would become fully vested and exercisable as of immediately prior to, and conditional upon, a “Change of Control” involving our Company, as defined in Section 2.10 of our 2014 Incentive Compensation Plan.

Under the proposed salary increase, Dr. Lieberman’s gross monthly base salary would increase, effective as of January 1, 2017, from NIS 99,000 per month (approximately US$25,748 per month, based on a representative exchange rate of $1.00 = NIS 3.845 published by the Bank of Israel as of December 30, 2016, the final business day of 2016) to NIS 130,000 per month (approximately U.S$33,810, based on that same representative exchange rate).

Proposed Resolutions

We are proposing that our shareholders approve the option grant and the increase in base salary for Dr. Lieberman, via the adoption of the following resolutions at the Meeting:

“RESOLVED, that the grant of options to purchase 673,406 ordinary shares to Dr. Oded Lieberman, the Chief Executive Officer of the Company, subject to the terms described in Proposal 1 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

“FURTHER RESOLVED, that an increase in the monthly base salary of Dr. Oded Lieberman, the Company’s Chief Executive Officer, from NIS 99,000 per month to NIS 130,000 per month, effective as of January 1, 2017, be, and the same hereby is, approved.”

Required Majority

The vote required for approval of the option grant and increased base salary for Dr. Lieberman is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of these compensatory matters for our Chief Executive Officer requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the option grant and increased base salary that are voted at the Meeting, excluding abstentions; or
•	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the option grant and increased base salary does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 1. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item 1A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for approval of Dr. Lieberman’s option grant and base salary increase under Proposal 1. If you do not check that box, even if you vote in favor of Proposal 1, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the foregoing resolutions approving the option grant and increased base salary for our Chief Executive Officer.

PROPOSAL 2
GRANT OF OPTIONS AND INCREASED DIRECTOR FEES FOR INDEPENDENT DIRECTORS,
MS. ALLA FELDER AND MR. JONATHAN KALMAN

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of any of its directors is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Ms. Alla Felder has served in her capacity as a director of our Company since November 2014, initially as an external director under the Companies Law, and subsequently (following our election in January 2017 to opt out of the external director requirements under the Companies Law) solely as an independent director under the NASDAQ Listing Rules. During that time, she has also served on the Board’s compensation committee and audit committee, and has chaired the audit committee, and has brought her independent management skills and her financial expertise to the Board and those committees. She furthermore serves as our “audit committee financial expert” under the rules of the SEC.

Mr. Jonathan Kalman has served in his capacity as a director of our Company since November 2014, initially as an external director, and subsequently (following our election in January 2017 to opt out of the external director requirements under the Companies Law) solely as an independent director under the NASDAQ Listing Rules. During that time, he has also served on the Board’s compensation committee, audit committee, and nominating and corporate governance committee, and has chaired the compensation committee, and has brought his independent management skills to the Board and those committees.

During the period in which they served as external directors under the Companies Law (from November 2014 to January 2017), Ms. Felder and Mr. Kalman were ineligible for changes in their compensation, due to the Companies Law restrictions on changes in compensation in the middle of their three-year term as external directors. We recently elected (in January 2017)— pursuant to new Companies Law regulations that became effective in April 2016— to opt out of the requirement to appoint external directors, and from the composition requirements for the audit and compensation committees under Israeli law. As a condition of that election, we are required to comply with the director independence, and audit and compensation committee composition requirements, under the NASDAQ Listing Rules. This election enables us to adjust the compensation of Ms. Felder and Mr. Kalman as of the current time.

Pursuant to the proposed option grant, Ms. Alla Felder and Mr. Jonathan Kalman would each receive options to purchase 10,000 of our ordinary shares, at an exercise price of $21.75 per share, which equals the average closing price of our ordinary shares for the 30 trading days preceding January 25, 2017, the date on which the proposed grant was approved by our Board. The options will vest over the course of three years, in 12 quarterly installments (at the end of each three-month period, the first of which will commence on January 25, 2017).

Notwithstanding the foregoing vesting schedule, the entirety of each such option grant would become fully vested and exercisable as of immediately prior to, and conditional upon, a “Change of Control,” as defined in Section 2.10 of the Plan.

We are furthermore proposing an increase in the director fees payable to Ms. Felder and Mr. Kalman, effective as of January 1, 2017. During their service as our external directors, each of Ms. Felder and Mr. Kalman had received director fees on a quarterly and per-meeting basis, which fees were linked to the size of our Company (based on shareholders’ equity), in accordance with the external director compensation regulations under the Companies Law. We propose an increaseto flat monthly director fees of $5,000 each, which we believe is more consistent with the fees received by independent directors of our peer companies. Neither such director would be entitled to additional fees on a per meeting basis in connection with his/her attendance at meetings of the Board and committees thereof, although they would be entitled to reimbursement of pre-approved expenses incurred in connection with their attendance at those meetings.

The proposed grant of options and director fee increase for each of Ms. Alla Felder and Mr. Jonathan Kalman have received the approval of the compensation committee of our Board, and the Board (in each case, without the participation of either of Ms. Felder or Mr. Kalman in the discussion or decision with respect to her or his individual compensation). In considering the proposed option grant and director fee increase, the compensation committee and the Board assessed the factors enumerated in our Compensation Policy. Our compensation committee and Board expressed the view that the proposed grant of options and director fee increase: (i) are appropriate, given the background and experience of each of Ms. Alla Felder and Mr. Jonathan Kalman, and each of their substantial contributions to our Board and its committees via their service, and (ii) are consistent with the Compensation Policy. Our compensation committee and Board view the grant of options and director fee increase as appropriate, customary means to retain high-caliber, independent directors such as Ms. Alla Felder and Mr. Jonathan Kalman. Our compensation committee and our Board recommend that our shareholders approve the option grant and increase in base salary for each of our former external directors.

Proposed Resolutions

We are proposing that our shareholders approve an option grant and increased director fees for each of Ms. Alla Felder and Mr. Jonathan Kalman, via the adoption of the following resolutions at the Meeting:

“RESOLVED, that the grant of options to purchase 10,000 ordinary shares to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company, subject to the terms described in Proposal 2 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

“FURTHER RESOLVED, that an increase in the director fees paid to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company, to $5,000 per month (exclusive of reimbursement of pre-approved expenses to which they will be entitled in connection with their attendance at meetings of the Board and committees thereof), be, and the same hereby is, approved.”

Required Majority

The vote required for approval of an option grant and increase in director fees paid to each of Ms. Alla Felder and Mr. Jonathan Kalman is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the foregoing resolutions approving the option grant and increased director fees for our independent directors.

PROPOSAL 3
OPTION GRANT TO INDEPENDENT DIRECTOR, MR. LARRY ELLBERGER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of any of its directors is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Larry Ellberger has served in his capacity as an independent director (as defined under the NASDAQ Listing Rules) of our Company since March 2014. During that time, he has also served on the audit committee, and nominating and governance committee, of the Board, and has brought his independent management skills to the Board and those committees, in particular his expertise in the pharmaceutical, biotechnology and medical device industries.

The compensation committee of our Board, and the Board (without the participation of Mr. Ellberger in the discussion or decision with respect thereto), have approved an option grant to Mr. Larry Ellberger. Under the proposed grant, Mr. Ellberger would receive options to purchase 10,000 of our ordinary shares, at an exercise price of $21.75 per share, which equals the average closing price of our ordinary shares for the 30 trading days preceding January 25, 2017, the date on which the proposed grant was approved by our Board. The options will vest over the course of three years, in 12 quarterly installments (at the end of each three-month period, the first of which will commence on January 25, 2017).

Notwithstanding the foregoing vesting schedule, the entirety of each such option grant would become fully vested and exercisable as of immediately prior to, and conditional upon, a “Change of Control,” as defined in Section 2.10 of the Plan.

In considering the proposed option grant, the compensation committee and the Board assessed the factors enumerated in our Compensation Policy. Our compensation committee and Board expressed the view that the proposed option grant to Mr. Ellberger: (i) is appropriate, given the background and experience of Mr. Ellberger, and his substantial contribution to our Board and its committees via his service, and (ii) is consistent with the Compensation Policy. Our compensation committee and Board view the option grant as an appropriate, customary means to retain a high-caliber, independent director such as Mr. Ellberger.

Proposed Resolution

We are proposing that our shareholders approve the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 10,000 ordinary shares to Mr. Larry Ellberger, an independent director of the Company, subject to the terms described in Proposal 3 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Majority

The vote required for approval of the option grant to Mr. Ellberger is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the foregoing resolution to approve an option grant to Mr. Ellberger, an independent director, under Proposal 3.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 31, 2016, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at http://ir.neuroderm.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Robert Taub
Chairman of the Board of Directors

Rehovot, Israel
February 1, 2017